[Watts Water Technologies, Inc. letterhead]



June 22, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  John Cash, Accounting Branch Chief

Re:   Watts Water Technologies, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Form 10-Q for the Fiscal Quarter Ended April 2, 2006
      File No. 001-11499

Dear Mr. Cash:

On behalf of Watts Water Technologies, Inc. (the "Company"), I have set forth below responses to the comments to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended April 2, 2006 provided to me by members of the staff of the Commission (the "Staff") in a letter dated June 14, 2006 (the "Letter"). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Liquidity and Capital Resources, page 36

1. In future filings, please expand your table of contractual obligations, or provide footnote disclosure to the table, to include the estimated cash requirements for interest on your long-term debt and capital lease obligations. Refer to footnote 46 of Release No. 33-8350 Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.

Response

      The Company respectfully acknowledges the Staff's comment and will include such disclosure in future filings.

Item 9A - Controls and Procedures, page 46

2. We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures

Securities and Exchange Commission
Attn: John Cash, Accounting Branch Chief
June 22, 2006
Page 2


      designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective. Please note that this comment also applies to your Form 10-Q for the fiscal quarter ended April 2, 2006.

Response

      The Company hereby confirms that its disclosure controls and procedures are effective with respect to controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 are accumulated and communicated to its management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. The Company respectfully acknowledges the Staff's comment and in future filings will note the full definition of disclosure controls and procedures or, in the alternative, will simply state that the Company's disclosure controls and procedures are effective or ineffective.

The Company hereby acknowledges that:

      (i) it is responsible for the adequacy and accuracy of the disclosure in its filings;

      (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (978) 689-6207 with any questions or comments concerning this letter.


                                    Very truly yours,


                                    /s/ William C. McCartney
                                    ------------------------
                                    William C. McCartney
                                    Chief Financial Officer